July 8, 2013

Via E-mail

Mr. Jonathan Wiggins

Staff Accountant

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549-4561

Re:	Newcastle Investment Corp. (the “Company”)
Form 10-K for the year ended December 31, 2012
Filed February 28, 2013
File No. 1-31458

Dear Mr. Wiggins:

The Company has received the letter dated June 27, 2013 from the Staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission with respect to its review of the Company’s Form 10-K for the fiscal year ended December 31, 2012 filed on February 28, 2013.

For reference purposes, the text of each of the Staff’s numbered comments is provided herein in bold. The Company’s responses follow the Staff’s numbered comments.

Form 10-K for the year ended December 31, 2012

1.	You indicate that the disclosed credit ratings were determined by third parties “as of a particular date.” Please tell us if that date is the date of issuance. If not, please tell us if you would be able to provide any clarity regarding the recent/stale nature of the ratings disclosed.

The date of the credit ratings disclosed for the Company’s real estate securities varies because the Company discloses the most recent ratings available as of the reporting date of the applicable financial statements. Therefore, the date of the credit ratings is not necessarily the date of issuance of the respective security. The Company will revise its disclosure regarding the date of disclosed credit ratings by including disclosure in future periodic filings substantially similar to the draft language below:

Ratings provided were determined by third-party rating agencies, represent the most recent credit ratings available as of the reporting date and may not be current.

2.	We note the disclosure of your assets’ yields and costs of financing in Notes 8 and 9 to the financial statements included in your Form 10-Q for the first quarter. For the financial instruments retained following the spin-off, please tell us if you would be able to provide the spread between the yield and the cost of financing for such assets.

The Company will provide the spread between the yield and the cost of financing for its portfolio of financial instruments in future periodic reports. The Company expects this disclosure to be substantially similar to the following draft table:

Net Interest Spread

As of March 31, 2013
Weighted Average Asset Yield	8.8%
Weighted Average Interest Expense	2.2%

Net Interest Spread	6.6%

3.	We note your disclosure of the geographic distribution of the collateral securing your CMBS and ABS. Please tell us if you would be able to provide similar disclosure for the loans in your portfolio.

The Company will provide the geographic distribution of the collateral securing its loans in future periodic filings.

Consolidated Statements of Income, page 90

4.	We note that you have included dividends declared per share of common stock on the face of your Consolidated Statements of Income. Please tell how your disclosure complies with the guidance in FASB ASC 260-10-45-5.

Upon further review of ASC 260-10-45-5 in conjunction with Regulation S-X 10-01(b)(2), the Company has concluded that dividends declared per common share should not be shown on the face of the Consolidated Statements of Income included in its annual report on Form 10-K. In future annual reports on Form 10-K, the Company will not include dividends declared per common share in the Consolidated Statements of Income.

The Company respectfully informs the Staff that it believes this information may continue to be shown on the face of the Consolidated Statements of Income included in its quarterly reports on Form 10-Q, in accordance with Regulation S-X 10-01(b)(2).

Item 9A. Controls and Procedures, page 148

5.	We note your disclosure that there was a material weakness in your internal control over financial reporting as of December 31, 2011 with respect to the recording of the deconsolidation of CDO V. Please tell us whether there was a material weakness in disclosure controls and procedures as of December 31, 2011. In addition, please describe the nature of the material weakness in internal control over financial reporting, when it was identified, and when and how it was remediated.

The Company respectfully informs the Staff that it does not believe there was a material weakness in its disclosure controls and procedures as of December 31, 2011. While there is substantial overlap between disclosure controls and procedures and internal control over financial reporting, the Staff has recognized that disclosure controls and procedures might not include “certain components of internal control over financial reporting pertaining to the accurate recording of transactions (emphasis added) and disposition of assets or to the safeguarding of assets” (See Section II.D of SEC Release No. 33-8238). The material weakness in the Company’s internal control over financial reporting related to a component of internal control over financial reporting pertaining to the accurate recording of transactions. Specifically, the material weakness resulted from human error in the analysis of the accounting principles applicable to the reporting of a non-routine transaction and the need for greater oversight of such accounting analysis in order to ensure that complex transactions are accurately recorded.

The Company did not regard this issue as a disclosure control and procedure. The term “disclosure controls and procedures” is defined in Rules 13a-15 and 15d-15 under the Securities Exchange Act of 1934 (the “Exchange Act”) as the controls and procedures designed to ensure that information required to be disclosed under the Exchange Act:

is recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed…is accumulated and communicated to the issuer’s management…as appropriate to allow timely decisions regarding required disclosure.

The Company believes that its disclosure controls and procedures were respected, as evidenced by the fact that the Company’s business team communicated the transaction to the accounting team, the accounting team recorded the transaction in a timely manner, management reviewed the accounting for the transaction in discussions with the individuals charged with identifying the applicable accounting principles, and all required disclosures with regard to the transaction were believed to have been made in the periodic report for the period in which the transaction occurred. Accordingly, management concluded that the Company’s disclosure controls and procedures were effective as of December 31, 2011.

In response to the Staff’s additional questions, both the discovery of the error in the Company’s financial statements and the determination that a material weakness in internal control over financial reporting had existed as of December 31, 2011 occurred on February 26, 2013.

The Company also determined that remediation had occurred in 2012, prior to the discovery of the material weakness, as part of the Company’s ongoing process of reviewing and enhancing its internal controls. As part of this process, and given the increasing number of non-routine transactions, the Company made personnel changes, including hiring a senior accountant, to assist with the assessment of the appropriate accounting for such transactions.

In sum, the Company believes that its disclosure controls and procedures were effective as of December 31, 2011 and that the material weakness in its internal control over financial reporting did not also represent a material weakness in its disclosure controls and procedures.

6.	In addition please tell us the date the company’s board of directors, a committee of the board of directors, or the officer or officers of the company authorized to take such action if board action is not required, concluded that the financial statements for the period ended December 31, 2011 should not be relied upon.

The Company’s Board of Directors concluded that the financial statements for the period ended December 31, 2011 should not be relied upon at a meeting of the Board of Directors held on February 27, 2013.

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Jonathan Brown

Name:	Jonathan Brown
Title:	Interim Chief Financial Officer and Principal Accounting Officer

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